July 1, 2020

Division of Corporation Finance
Office of Trade and Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: NV5 Global, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2019
Filed February 26, 2020 (the “2019 Form 10-K”)
Form 8-K Furnished on May 7, 2020
File No. 001-35849

Ladies and Gentlemen:

NV5 Global, Inc. (the “Company“ or “NV5”) hereby provides responses to comments issued in a letter dated June 19, 2020 (the “Staff’s Letter”) regarding the Company’s above-referenced reports filed or furnished, as the case may be, pursuant to the Securities Exchange Act of 1934, as amended.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for the Fiscal Year Ended December 28, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Consolidated Results of Operations, page 37

1.You present the non-GAAP measure "Net Revenues" in the tabular disclosure which represents gross revenues minus sub-consultant costs and other direct costs which are generally pass-through costs. Please tell us the following in regard to the calculation of Net Revenues:

•	Why it is appropriate to adjust gross revenue for costs to arrive at a net revenue amount.

•	What "generally pass-through costs" represent and other direct costs consist, and in particular, what "generally" means.

•	Whether all costs included in the adjustment are actual amounts, and if not, the basis for amounts that are not actual.

•
The types of contracts to which the pass-through costs pertain and whether all pass- through costs relating to these contracts are reflected in the adjustment made. If not all pass-through costs are reflected in the adjustment, tell us why and how you distinguish between costs that are reflected in the adjustment and those that are not.

•	How the measure is used by and why it is important to you and investors.

In addition, the current tabular disclosure appears to place undue prominence on "Net Revenues" pursuant to the first bullet of the answer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(1)(i)(A) of Regulation S-K. Please revise your presentation as appropriate.

Division of Corporation Finance
July 1, 2020

RESPONSE:

The Company believes it is appropriate to adjust gross revenues for sub-consultant costs and other direct costs to arrive at net revenue because it presents investors with a meaningful measure of revenue generated from services that are provided by Company employees. In the course of providing services, we at times subcontract various consulting and engineering services. In accordance with U.S. generally accepted accounting principles (“GAAP”), we include in our revenue sub-consultant services that we procure or manage. By excluding sub-consultant services and other directs costs, we are able to provide the investor additional meaningful information of how our margins trend period to period. Therefore, we evaluate revenue exclusive of sub-consultant services and other direct costs. Other direct costs typically consist of equipment, travel and administrative costs. Prior to our acquisition of Quantum Spatial, Inc. at the end of 2019, all of these costs represented actual amounts incurred and due to third parties. Beginning in the first quarter of 2020, about 4.7% of our sub-consultant services and direct costs represented aircraft standard costs related to Quantum Spatial’s aerial service offering. We refer to the aforementioned sub-consultant services and other direct costs as “generally pass-through” because the majority of these costs have no or minimal mark-up relative to our direct labor. The costs pertain to any contract of the Company for which we utilize sub-consultants or incur other direct costs as defined above. The Company uses this measure in evaluating the business performance of the overall business and individual business units. The Company believes investors and analysts use this measure when evaluating its performance in its industry and that this presentation is consistent with that followed by other industry peers - see Annual Report on Form 10-K for the year ended September 29, 2019 filed by Tetra Tech, Inc. which includes “revenue, net of subcontractor costs,“ and Annual Report on Form 10-K for the year ended December 31, 2019 for Hill International, Inc., which includes “consulting fee revenue” or “CFR” distinct from “total revenue” (which includes reimbursable subcontractor costs).

Given the benefit to investors, analysts and management, we plan to continue use of the net revenue measure with appropriate explanation in our press releases furnished pursuant to Item 2.02 of Form 8-K as permitted by Item 10(e)(1) of Regulation S-K. We acknowledge however, the Staff’s comment regarding C&DI 102.10 guidance regarding tabular disclosure, and will remove net revenue from the tabular presentation in our forthcoming Quarterly Report on Form 10-Q for the quarter ended June 27, 2020 and future filings on Forms 10-K and 10-Q as illustrated in Exhibit A.

2.Your analysis of changes in operating cash flows cites earnings after adding back non-cash adjustments and changes in working capital in explaining the change in cash. Note that citing such items may not provide a sufficient basis to understand how and why actual operating cash varied between comparable periods. Please refer to section IV.B.1 of SEC Release No. 33-8350 for guidance and revise your disclosure as appropriate.

RESPONSE:

We acknowledge the Staff’s comment and, in future filings (including our upcoming second quarter Quarterly Report on Form 10-Q), will enhance the disclosure and presentation to provide more detail related to the reasons operating cash varied between comparable periods as illustrated in the example below:

Net cash provided by operating activities was $39,900 for the year ended December 28, 2019, compared to $34,999 in 2018. The increase was a result of the growth in our revenues primarily driven by our acquisitions and changes in our working capital. The changes in our working capital primarily resulted from increased accruals of $5,079 related to employee salaries and professional fees and $4,808 in increased billing collections, partially offset by $8,286 of decreased advance billings related to a liquefied natural gas project that was in completed in 2019 and $3,490 from increased prepaid expenses primarily caused by an increase in professional insurance expenses.

Form 8-K Furnished on May 7, 2020 Exhibit 99.1

3."Adjusted EBITDA" and "adjusted EPS" include an adjustment for acquisition related costs for the current period whereas the comparative prior period has no adjustment for this. From your disclosures it appears acquisition related costs may have been incurred in the prior period. Please tell us how you considered Question 100.02 of staff's Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G in your calculation of these non-GAAP financial measures. Further, disclose what the acquisition related costs represent and consist for investors' understanding.

Division of Corporation Finance
July 1, 2020

RESPONSE:

The Company confirms there were no acquisition-related costs recorded in the prior period (Q1 2019). Q1 2020 acquisition-related costs include legal and accounting fees directly related to acquisitions executed by the Company. All the acquisition-related fees incurred in Q1 2020 related to the acquisition of Quantum Spatial, which was a significant acquisition by the Company. The Company will include disclosure of what acquisition-related costs consist of in future presentations containing this non-GAAP financial measure, keeping in mind the requirements of the response to Question 100.02 regarding explanation of period to period changes in composition (where relevant) and the possible need to recast prior period measures when appropriate.

4.It appears undue prominence is given to your non-GAAP financial measures as follows:

•	Increases noted in adjusted EBITDA and adjusted earnings per share without preceding mention of the comparable GAAP measures in the second introductory paragraph; and

•	Bullet for "Adjusted EBITDA" without preceding bullet for the comparable GAAP measure in "Highlights."

Please refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non- GAAP Compliance and Disclosure Interpretations and revise your presentation as appropriate.

RESPONSE:

The Company notes the Staff’s comments and, in future filings (including our earnings release for Q2 2020), will ensure GAAP measures are listed with the appropriate prominence in accordance with Item 10(e)(1) of Regulation S-K, including the prominence issues described in Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations as noted by the Staff above. An example of how we would revise our presentation is included in the attached Exhibit B.

Please contact me at (954) 495-2116 to discuss any additional information you may need in order to conclude on this issue.

Thank you for your consideration of this matter.

Sincerely,

Edward Codispoti
Chief Financial Officer

Division of Corporation Finance
July 1, 2020

Exhibit A
Results of Operations
Consolidated Results of Operations
The following table represents our condensed results of operations for the periods indicated (dollars in thousands):

	Three Months Ended		Six Months Ended
	June 27, 2020	June 29, 2019	June 27, 2020	June 29, 2019
Gross revenues	$—	$—	$—	$—
Direct costs	—	—	—	—
Gross profit	—	—	—	—
Operating expenses	—	—	—	—
Income from operations	—	—	—	—
Interest expense	—	—	—	—
Income tax expense	—	—	—	—
Net income	$—	$—	$—	$—

Division of Corporation Finance
July 1, 2020

Exhibit B

NV5 Announces Record First Quarter Results; Beats Consensus

HOLLYWOOD, Fla., May 07, 2020 (GLOBE NEWSWIRE) -- NV5 Global, Inc. (Nasdaq: NVEE) (“NV5” or the “Company”), a provider of professional and technical engineering and consulting solutions, today reported financial results for the first quarter ended March 28, 2020.

In the first quarter, Gross Revenues increased 41%, Gross Revenues, exclusive of sub-consultant services and other direct costs (“Net Revenues”) increased 43%, Net Income decreased 24%, Adjusted EBITDA increased 58%, Net Income per Diluted Share decreased 25%, and Adjusted Earnings Per Share increased 11%. “NV5 delivered a successful first quarter, including organic growth and beating consensus on both gross revenues and adjusted EPS.  We are fortunate that a majority of NV5 services are non-discretionary, minimizing the impact of economic cycles on business performance, and we have implemented COVID-19 business continuity procedures for our field-based personnel, office-based personnel, and technicians to minimize risks to employees and business performance.  NV5 continues to be in a stable and solid financial position, and is a highly-scalable organization with limited fixed costs.  We have taken proactive steps to manage costs during the COVID-19 outbreak, and we will continue to act quickly should any further adjustments be required,” said Dickerson Wright, PE, Chairman and CEO of NV5.

First Quarter 2020 Financial Highlights

•
Total Revenues for the first quarter of 2020 were $167.0 million compared to $118.0 million in the first quarter of 2019. Gross Revenues - GAAP for the first quarter of 2020 were $165.5 million compared to $117.3 million in the first quarter of 2019.

•	Net Revenues for the quarter were $129.6 million from $90.7 million in the first quarter of 2019.

•	Organic Net Revenue growth for the quarter was 4%.

•	Net Income for the first quarter of 2020 was $4.2 million compared to $5.5 million in the first quarter of 2019.

•	Adjusted EBITDA for the first quarter of 2020, excluding stock compensation and acquisition-related costs, was $24.1 million, an increase from $15.3 million in the first quarter of 2019.

•
GAAP EPS was $0.33 per share in the first quarter of 2020 (based on 12,593,788 diluted shares outstanding) compared to $0.44 per share in the first quarter of 2019 (based on 12,463,007 diluted shares outstanding).

•
Adjusted EPS in the first quarter of 2020 was $0.84 per share (based on 12,593,788 diluted shares outstanding) compared to $0.76 in the first quarter of 2019 (based on 12,463,007 diluted shares outstanding).

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